SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification
                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.  Type of security or securities.

         Series I 5.25% Senior Notes due May 8, 2003 (the "Notes")

Item 2.  Issue, renewal or guaranty.

         Issue

Item 3.  Principal amount of each security.

         $60,000,000

Item 4.  Rate of interest per annum of each security.

         5.25%

Item 5. Date of issue, renewal or guaranty of each security.

         May 17, 2001

Item 6. If renewal of security, give date of original issue.

         Not Applicable


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Item 7.  Date of maturity of each security.

         May 8, 2003

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         The Company issued and sold the Notes to Salomon Smith Barney Inc., as the Underwriter, pursuant to an Underwriting Agreement dated May 14, 2001.

Item 9. Collateral given with each security, if any.

         None.

Item 10. Consideration received for each security.

         $59,850,000 (99.75% of the principal amount)

Item 11. Application of proceeds of each security.

         The proceeds from the sale of the Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $547,000,000 as of May 14, 2001. A portion of the Company's outstanding short-term indebtedness was incurred in May, 2001 in connection with the Company's repurchase of $46,000,000 aggregate principal amount of its First Mortgage Bonds, 7.70% Series due May 1, 2025, $1,900,000 aggregate principal amount of its First Mortgage Bonds, 6 7/8% Series due April 1, 2008 and $8,140,000 aggregate principal amount of its First Mortgage Bonds, 6.07% Series due December 1, 2005.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_ -

Item 13. Not Applicable.

Item 14. Not Applicable.


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Item 15. If the security or securities are exempt from the
         provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52


Date:  May 18, 2001                                GEORGIA POWER COMPANY



                                                   By:  /s/Wayne Boston
                                                          Wayne Boston
                                                       Assistant Secretary